NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS:   RUS, RUS.PR.C

RUSSEL METALS' EXECUTIVE SHARE PURCHASE

TORONTO, CANADA -- December 11, 2003  -- Russel Metals Inc. announced that the Chief Executive Officer and Chief Financial Officer have exercised stock options and increased their holdings of the Company's common shares.

Edward M. Siegel, Jr., Chief Executive Officer, increased his common shareholdings by an additional $1.57 million or 200,000 shares.  After giving effect to his recent trades, Mr. Siegel currently holds 790,165 common shares worth approximately $6.2 million and 510,000 common share options.  Mr. Siegel exercised 740,000 common share options and sold 540,000 shares.

Brian R. Hedges, Chief Financial Officer, increased his common shareholdings by an additional $700,000 or 90,000 shares.  After giving effect to his recent trades, Mr. Hedges currently holds 188,300 common shares worth approximately $1.48 million and 195,000 common share options.  Mr. Hedges exercised 280,000 common share options and sold 190,000 shares.

The purchase of common shares by Senior Management is a further example of the confidence management has in its business model and the future prospects for Russel Metals.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:

Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
Web site : www.russelmetals.com
e-mail: info@russelmetals.com